Exhibit 99.2

Execution Version

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of April 20, 2017, is entered into by and among Virtu Financial, Inc., a Delaware corporation (“Parent”), Orchestra Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Acquirer Parties”), and Jefferies LLC (the “Stockholder”). All terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, as of the date hereof, the Stockholder is the record and/or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of shares of Company Class A Common Stock and Company Stock Options, if any, in each case set forth opposite the Stockholder’s name on Schedule A (all such shares of Company Class A Common Stock and Company Stock Options set forth on Schedule A next to the Stockholder’s name, together with any shares of Company Class A Common Stock of the Company that are hereafter issued to or that beneficial ownership of is otherwise directly or indirectly acquired by the Stockholder prior to the termination of this Agreement, including for the avoidance of doubt any shares of Company Class A Common Stock acquired by the Stockholder upon the exercise of Company Stock Options after the date hereof, being referred to herein as the “Subject Shares”);

WHEREAS, concurrently with the execution hereof, each of the Acquirer Parties and KCG Holdings, Inc., a Delaware corporation (the “Company”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended pursuant to the terms thereof the “Merger Agreement”), which provides, among other things, for the Merger of Merger Sub with and into the Company, upon the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, and as an inducement for the Acquirer Parties to enter into the Merger Agreement, and in consideration thereof, the Stockholder, on the Stockholder’s own account with respect to the Subject Shares, has agreed to enter into this Agreement with the Acquirer Parties.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Stockholder, on the one hand, and the Acquirer Parties, on the other hand, intending to be legally bound, do hereby agree as follows:

ARTICLE I

AGREEMENT TO VOTE

1.1 Agreement to Vote. Subject to the terms of this Agreement, the Stockholder hereby irrevocably and unconditionally agrees that, during the time this Agreement is in effect, at any annual or special meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of the Company, the Stockholder shall, in each case to the fullest extent that the Stockholder and the Stockholder’s Subject Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Subject Shares to be counted as present thereat for purposes of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Subject Shares (i) for the approval of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (ii) in favor of any related proposal in furtherance of the transactions contemplated by the Merger Agreement, (iii) against any action or agreement that is intended or would reasonably be expected to (A) result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Stockholder contained in this Agreement, or (B) result in any of the conditions set forth in Article VIII of the Merger Agreement not being satisfied on or before the Outside Date; and (iv) against any Company Takeover Proposal or any proposal relating to any Company Takeover Proposal and against any other proposed action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement, including (x) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company (other than the Merger); (y) a sale, lease, license or transfer of a material amount of assets (including, for the avoidance of doubt, intellectual property rights and capital stock of Subsidiaries of the Company) of the Company or any reorganization, recapitalization or liquidation of the Company; or (z) any change in the present authorized capitalization of the Company or any amendment or other change to the Company’s organizational documents. Subject to the proxy granted under Section 1.2 below, as between the Acquirer Parties and the Stockholders, the Stockholder shall retain at all times the right to vote the Subject Shares in the Stockholder’s sole discretion, and without any other limitation, on any matters other than those set forth in this Section 1.1 that are at any time or from time to time presented for consideration to the Company’s stockholders generally.

1.2 Irrevocable Proxy. For so long as this Agreement has not terminated in accordance with its terms, the Stockholder hereby irrevocably appoints Parent (and any Person or Persons designated by Parent) as its attorney-in-fact and proxy with full power of substitution and resubstitution, to the full extent of the Stockholder’s voting rights with respect to all of the Stockholder’s Subject Shares to vote (or issue instructions to the record holder to vote), and to execute (or issue instructions to the record holder to execute) written consents with respect to, all of the Stockholder’s Subject Shares in accordance with the provisions of Section 1.1 and the terms of the agreements described on Schedule B hereto (the “Stock Loan Agreements”) and that certain Voting and Disposition Agreement, dated as of November 30, 2016, provided by the Stockholder to the Company (the “Voting and Disposition Agreement”). This proxy is coupled with an interest, including for the purposes of Section 212 of the DGCL, was given to secure the obligations of the Stockholder under Section 1.1, was given in consideration of and as an additional inducement of the Acquirer Parties to enter into the Merger Agreement and shall be irrevocable, and the Stockholder hereby revokes any proxy previously granted by the Stockholder with respect to the Subject Shares. Such proxy shall not be terminated by operation of any Law or upon the occurrence of any other event other than upon the valid termination of this Agreement in accordance with its terms. Parent may terminate this proxy with respect to the Stockholder at any time at its sole election by written notice provided to the Stockholder.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to the Acquirer Parties (it being understood that, except where expressly stated to be given or made as of the date hereof only, the representations and warranties contained in this Article II shall be made as of the date hereof and as of the Effective Time), that:

2.1 Authorization; Binding Agreement. The Stockholder is duly organized and validly existing in good standing under the Laws of the jurisdiction in which it is incorporated or constituted and the consummation of the transactions contemplated hereby are within the Stockholder’s entity powers and have been duly authorized by all necessary entity actions on the part of the Stockholder, and the Stockholder has full power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. No other actions or proceedings on the part of the Stockholder are necessary to authorize the execution and delivery by the Stockholder of this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

2.2 Non-Contravention. Neither the execution and delivery of this Agreement by the Stockholder nor the consummation of the transactions contemplated hereby nor compliance by the Stockholder with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the organizational documents (or other similar governing documents) of the Stockholder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, foreign, federal, state or local government or subdivision thereof, or governmental, judicial, legislative, executive, administrative or regulatory authority on the part of such Stockholder, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other United States or federal securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any note, license, agreement, contract, indenture or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of its assets may be bound, (d) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on any Subject Shares of the Stockholder (other than one created by any Acquirer Party), or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Stockholder or by which any of its Subject Shares are bound, except as would not, in the case of each of clauses (b), (c), (d) and (e), reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Stockholder’s ability to timely perform its obligations under this Agreement. No trust of which the Stockholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby.

2.3 Ownership of Subject Shares; Total Shares. As of the date hereof, the Stockholder is, and (except with respect to any Subject Shares Transferred in accordance with Section 4.1 hereof) at all times during the Agreement Period (as defined below) will be, the record and/or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all of the Stockholder’s Subject Shares and has good and marketable title to all such Subject Shares free and clear of any liens, claims, proxies, voting trusts or agreements, options, rights, understandings or arrangements or any other encumbrances or restrictions whatsoever on title, transfer or exercise of any rights of a stockholder in respect of such Subject Shares (collectively, “Encumbrances”), except for any such Encumbrance that may be imposed pursuant to (i) this Agreement, (ii) any applicable restrictions on transfer under the Securities Act or any state securities law (iii) Encumbrances that would not have, individually or in the aggregate, a material and adverse effect on the Stockholder’s ability to timely perform its obligations under this Agreement and (iv) the Stock Loan Agreements and the Voting and Disposition Agreement (collectively, “Permitted Encumbrances”). Except to the extent of any Subject Shares acquired after the date hereof (which shall become Subject Shares upon that acquisition), the number of Subject Shares listed on Schedule A opposite the Stockholder’s name are the only shares of Company Class A Common Stock and Company Stock Options beneficially owned or owned of record by the Stockholder as of the date hereof. Other than the Subject Shares, the Stockholder does not own any shares of Company Class A Common Stock, Company Stock Options or any other options to purchase or rights to subscribe for or otherwise acquire any securities of the Company and has no interest in or voting rights with respect to any securities of the Company.

2.4 Voting Power. Except as set forth in Stock Loan Agreements and the Voting and Disposition Agreement and as may be limited by Rule 13d-1(e), the Stockholder has full voting power with respect to all the Stockholder’s Subject Shares, and full power of disposition (except for any Permitted Encumbrances), full power to issue instructions with respect to the matters set forth herein, sole power to demand appraisal rights and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Stockholder’s Subject Shares. Except as set forth in Stock Loan Agreements and the Voting and Disposition Agreement, none of the Stockholder’s Subject Shares are subject to any stockholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder.

2.5 Reliance. The Stockholder understands and acknowledges that the Acquirer Parties are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.6 Absence of Litigation. As of the date hereof, there are no actions, suits, proceedings, claims, complaints, disputes, arbitrations or investigations pending against, or, to the actual knowledge of the Stockholder, threatened against the Stockholder or any of the Stockholder’s properties or assets (including any shares of Company Class A Common Stock or Company Stock Options beneficially owned by the Stockholder) that would reasonably be expected to prevent or materially delay or impair the consummation by the Stockholder of the transactions contemplated by this Agreement or otherwise materially impair the Stockholder’s ability to perform its obligations hereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE ACQUIRER PARTIES

The Acquirer Parties represent and warrant to the Stockholder that:

3.1 Organization and Qualification. Each of the Acquirer Parties is a duly organized and validly existing corporation in good standing under the Laws of the State of Delaware.

3.2 Authority for this Agreement. Each of the Acquirer Parties has all requisite entity power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each Acquirer Party have been duly and validly authorized by all necessary entity action on the part of each Acquirer Party, and no other entity proceedings on the part of any Acquirer Party are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by the Acquirer Parties and, assuming the due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of each of each Acquirer Party, enforceable against each Acquirer Party in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

ARTICLE IV

ADDITIONAL COVENANTS OF THE STOCKHOLDER

The Stockholder hereby covenants and agrees that until the termination of this Agreement:

4.1 No Transfer; No Inconsistent Arrangements. Except as provided hereunder, under the Merger Agreement or pursuant to the terms of the Stock Loan Agreements or the Voting and Disposition Agreement, from and after the date hereof and until this Agreement is terminated, the Stockholder shall not, directly or indirectly, (a) create or permit to exist any Encumbrance, other than Permitted Encumbrances, on any of the Stockholder’s Subject Shares, (b) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of the Stockholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing), (c) enter into any Contract with respect to any Transfer of the Stockholder’s Subject Shares or any interest therein, (d) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any the Stockholder’s Subject Shares, (e) deposit or permit the deposit of any of the Stockholder’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Stockholder’s Subject Shares, or (f) take or permit any other action that would restrict, limit or interfere with the performance of the Stockholder’s obligations hereunder in any material respect. Any action taken in violation of the foregoing sentence shall be null and void ab initio. The Stockholder hereby authorizes Parent to direct the Company to impose stop orders to prevent the Transfer of any of the Stockholder’s Subject Shares on the books of the Company in violation of this Agreement. Notwithstanding the foregoing, the Stockholder may Transfer Subject Shares to any Affiliate or Subsidiary; provided, that a transfer referred to in this sentence shall be permitted only if the transferee shall have executed and delivered to the Acquirer Parties a counterpart to this Agreement pursuant to which such transferee shall be bound by all of the terms and provisions of this Agreement. If any involuntary Transfer of any of the Stockholder’s Subject Shares in the Company shall occur (including, but not limited to, a sale by the Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold the Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. Notwithstanding the foregoing, the Stockholder may make Transfers of its Subject Shares as Parent may agree in writing in its sole discretion. The Stockholder shall notify Parent as promptly as practicable in writing of the number of any additional shares of Company Class A Common Stock of which the Stockholder acquires beneficial or record ownership on or after the date hereof.

4.2 No Exercise of Appraisal Rights. The Stockholder forever waives and agrees not to exercise any appraisal rights or dissenters’ rights in respect of the Stockholder’s Subject Shares that may arise with respect to the Merger.

4.3 Documentation and Information. The Stockholder shall not make any public announcement regarding this Agreement and the transactions contemplated hereby without the prior written consent of Parent (such consent not to be unreasonably withheld), except as may be required by applicable Law (provided that reasonable notice of, and an opportunity to review and comment on (which comments shall be considered by the Stockholder in good faith), any such disclosure will be provided to Parent). The Stockholder consents to and hereby authorizes the Acquirer Parties to publish and disclose in all documents and schedules filed with the SEC, and each press release or other disclosure document that any Acquirer Party reasonably determines to be necessary in connection with the Merger, the Stockholder’s identity and ownership of the Subject Shares, the existence of this Agreement, the nature of the Stockholder’s commitments and obligations under this Agreement and any other information that Parent reasonably determines is required to be disclosed by Law, and the Stockholder acknowledges that the Acquirer Parties may, in Parent’s sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Authority (provided that, in each circumstance described in this sentence, the Acquirer Parties shall provide the Stockholder with reasonable notice of, and an opportunity to review and comment on such disclosure (which comments shall be considered by Acquirer Parties in good faith). The Stockholder agrees to promptly provide Parent any information it may reasonably require for the preparation of any such disclosure documents, and the Stockholder agrees to promptly notify Parent of any required corrections with respect to any information supplied by the Stockholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.

4.4 Adjustments. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Subject Shares, the terms of this Agreement shall apply to the resulting securities.

4.5 Stock Loan Agreements. Parent shall provide the Stockholder at least five (5) calendar days’ notice of the record date of the Company Stockholder Meeting (or for any other vote or consent subject to Section 1.1 hereof), and subject to and following the Stockholder’s receipt of such notice, the Stockholder shall cause the Stockholder’s Subject Shares to not be subject to any restrictions under the Stock Loan Agreements as of such record date or dates that would prevent the Stockholder from voting the Subject Shares in favor of the approval of the Merger Agreement, the approval of the transactions contemplated thereby, including the Merger, or any other matters subject to Section 1.1 hereof, all in accordance with the terms hereof.

ARTICLE V

MISCELLANEOUS

5.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given and received (a) upon receipt, if delivered personally, (b) two (2) business days after deposit in the mail, if sent by registered or certified mail, (c) on the next business day after deposit with an overnight courier, if sent by overnight courier, (d) upon transmission and confirmation of receipt, if sent by facsimile or email transmission prior to 6:00 p.m., local time, in the place of receipt, or (e) on the next business day following transmission and confirmation of receipt, if sent by facsimile or email transmission after 6:00 p.m., local time, in the place of receipt; provided that the notice or other communication is sent to the address, facsimile number or email address set forth (i) if to an Acquirer Party, to the address, facsimile number or e-mail address set forth in Section 10.3 of the Merger Agreement and (ii) if to the Stockholder, to the Stockholder’s address, facsimile number or email address set forth on a signature page hereto, or to such other address, facsimile number or e-mail address as such party may hereafter specify for the purpose by notice to each other party hereto.

5.2 Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the first to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) any amendment to the Merger Agreement which reduces the consideration payable to the stockholder or otherwise materially and adversely impacts the Stockholder, or (d) the termination of this Agreement by written notice from Parent to the Stockholder (the period from the date hereof through such time being referred to as the “Agreement Period”). Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 5.2 shall relieve any party from liability for any Willful Breach of this Agreement prior to termination hereof and (y) the provisions of this Article V shall survive any termination of this Agreement. For the avoidance of doubt, this Agreement does not terminate upon a Company Adverse Recommendation Change unless the Merger Agreement is terminated. “Willful Breach” means with respect to any representation, warranty, agreement or covenant set forth in this Agreement, an intentional action or omission by a party that both (i) causes such party to be in breach of such representation, warranty, agreement or covenant and (ii) such party knows at the time of such intentional action or omission is or would constitute a breach, or would reasonably be expected to result in a breach, of such representation, warranty, agreement or covenant.

5.3 Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

5.4 Expenses. All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

5.5 Entire Agreement; Assignment. This Agreement, together with the schedules attached hereto and the other documents and certificates delivered pursuant hereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement shall not be assigned by any party without the prior written consent of the other parties; provided, that any Acquirer Party may assign any of their respective rights and obligations to one or more Affiliates at any time, but no such assignment shall relieve any Acquirer Party, as the case may be, of its obligations hereunder.

5.6 Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any party hereto did not perform any of the provisions of this Agreement in accordance with their specific terms or otherwise breached any such provisions. It is accordingly agreed that any party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which such party is entitled at law or in equity. Any and all remedies herein expressly conferred upon the parties hereto will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon any such party, and the exercise by any such party of any one remedy will not preclude the exercise of any other remedy.

5.7 Jurisdiction; Waiver of Jury Trial.

(a) Each party hereto (i) consents to submit itself to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, solely if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware with respect to any dispute arising out of, relating to or in connection with this Agreement or any transaction contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any transaction contemplated by this Agreement in any court other than any such court. Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any actions, suits, proceedings, claims, complaints, disputes, arbitrations or investigations arising out of this Agreement or the transactions contemplated hereby in the chancery courts of the State of Delaware or in any Federal court located in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such actions, suits, proceedings, claims, complaints, disputes, arbitrations or investigations brought in any such court has been brought in an inconvenient forum. Each party hereto hereby agrees that service of any process, summons, notice or document by U.S. registered mail in accordance with Section 5.1 shall be effective service of process for any proceeding arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

5.8 Governing Law. This Agreement, and any dispute arising out of, relating to or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

5.9 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

5.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

5.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

5.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

5.13 Interpretation. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph and schedule references are to the articles, sections, paragraphs and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words describing the singular number shall include the plural and vice versa, words denoting either gender shall include both genders and words denoting natural persons shall include all Persons and vice versa. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, unless otherwise specified. The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

5.14 Further Assurances. Each party hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations, to perform its obligations under this Agreement.

5.15 Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of the Company, and not in the Stockholder’s capacity as a director, officer or employee of the Company. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the taking of any actions (or failure to act) in his or her capacity as a director or officer of the Company, or in the exercise of his or her fiduciary duties as a director or officer of the Company, or prevent or be construed to create any obligation on the part of any director or officer of the Company from taking any action in his or her capacity as such director or officer, and no action taken in any such capacity as an officer or director of the Company shall be deemed to constitute a breach of this Agreement.

5.16 Representations and Warranties. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement.

5.17 No Agreement Until Executed. This Agreement shall not be effective unless and until (i) the Merger Agreement is executed by all parties thereto and (ii) this Agreement is executed by all parties hereto.

[Remainder of Page Intentionally Left Blank. Signature Pages Follow.]

The parties are executing this Agreement on the date set forth in the introductory clause.

VIRTU FINANCIAL, INC.

By:	/s/ Douglas A. Cifu
Name: Douglas A. Cifu
Title: Chief Executive Officer

ORCHESTRA MERGER SUB, INC.

By:	/s/ Douglas A. Cifu
Name: Douglas A. Cifu
Title: President

[Signature Page to Voting Agreement]

JEFFERIES LLC

By:	/s/ Michael Sharp
Name: Michael Sharp
Title: General Counsel

Address:

Jefferies Group LLC
520 Madison Avenue, 10th Floor
New York, NY 10022
Attention: General Counsel

with a copy (which shall not constitute notice) to:
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Attention: R. Alec Dawson

[Signature Page to Voting Agreement]

Schedule A

Name of Stockholder	Number of Shares of Company Class A Common Stock		Company Stock Options
Jefferies LLC	15,436,788	*	0

*	Does not include 498,243 shares which the Stockholder owns but does not have voting nor dispositive power over pursuant to the Voting and Disposition Agreement.

Schedule B

Stock Loan Agreements

Master Securities Loan Agreements entered into by the Stockholder in the ordinary course of its business substantially in the form of the Master Securities Loan Agreement provided to the Acquirer Parties.